EXHIBIT 99.1

FirstService Reports Very Strong Fourth Quarter and Full Year Results

  Quarterly revenue up 21%
  Significant margin improvement

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015

Revenues (millions)	$381.1	$316.1	$1,482.9	$1,264.1
Adjusted EBITDA (millions) (note 1)	30.7	22.3	130.3	103.0
Adjusted EPS (note 2)	0.41	0.28	1.62	1.20

GAAP Operating Earnings	18.9	14.0	90.6	70.7
GAAP EPS	0.19	0.09	0.92	0.59

TORONTO, Feb. 10, 2017 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2016. All amounts are in US dollars.

Revenues for the fourth quarter were $381.1 million, a 21% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $30.7 million, up 37%, and Adjusted EPS (note 2) was $0.41, up 46% from the prior year quarter. GAAP Operating Earnings were $18.9 million, relative to $14.0 million in the prior year period. GAAP diluted EPS was $0.19 per share in the quarter, compared to $0.09 for the same quarter a year ago.

For the year ended December 31, 2016, revenues were $1.48 billion, a 17% increase relative to the prior year. Adjusted EBITDA was $130.3 million, up 27%, and Adjusted EPS was $1.62, up 35% versus the prior year of $1.20. GAAP Operating Earnings were $90.6 million, compared to $70.7 million in the prior year period. GAAP diluted EPS for the year was $0.92, relative to $0.59 in the prior year.

“FirstService delivered strong financial results in the fourth quarter to cap off another impressive year of top and bottom line growth. Solid organic growth combined with the continued realization of cost efficiencies drove superior operating results at both divisions. The further addition of several strategic acquisitions resulted in a more than 30% increase to the bottom line,” said Scott Patterson, Chief Executive Officer of FirstService. “Healthy market indicators and an active acquisition pipeline give us positive momentum into 2017.”

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.4 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $274.4 million for the fourth quarter, up 9% relative to $251.0 million in the prior year quarter. The revenue increase was comprised of 5% organic growth and 4% growth from recent acquisitions. Adjusted EBITDA was $17.2 million, compared to $13.7 million reported in the prior year period. Fourth quarter performance was driven by strong growth in ancillary services revenue, together with significant margin expansion from continuing operating efficiencies. GAAP Operating Earnings were $11.6 million, versus $8.9 million for the fourth quarter of last year.

FirstService Brands revenues totalled $106.7 million, up 64% versus $65.1 million in the prior year period. The increase was comprised of 7% organic growth and the balance from recent acquisitions, including Century Fire. Organic growth was driven by strong results at our Paul Davis, Certa Pro, Floor Coverings International and Pillar to Post franchised operations, as well as our California Closets company-owned operations, offset by continued weak performance at Service America. Adjusted EBITDA for the quarter was $16.1 million, up 42% versus the prior year quarter. GAAP Operating Earnings were $10.5 million, versus $9.2 million in the prior year quarter. The FirstService Brands division margin was lower in the quarter due to increased contribution from our recently acquired Century Fire Protection, Paul Davis and California Closets company-owned operations, relative to our higher margin franchised operations.

Corporate costs, as presented in Adjusted EBITDA were $2.6 million in the fourth quarter, relative to $2.7 million in the prior year period.  On a GAAP basis, corporate costs for the quarter were $3.1, relative to $4.1 million in the prior year period.

Segmented Full Year Results
FirstService Residential revenues were $1.1 billion, up 9% relative to 2015, with the increase comprised of 6% organic growth and 3% from acquisitions. Organic growth was primarily driven by competitive contract wins and new development. Adjusted EBITDA was $84.2 million, up 22% versus the prior year, with related margin expansion driven by continued operating improvements. GAAP Operating Earnings were $62.6 million, compared to $47.6 million in the prior year.

FirstService Brands revenues for the year totalled $370.1 million, up 50% versus the prior year, comprised of 8% organic growth and the balance from recent acquisitions, the most significant being Century Fire. Organic growth resulted primarily from higher system-wide sales at several of our franchised brands, as well as strong revenues at our California Closets company-owned operations. Adjusted EBITDA for the year was $56.3 million, up 31% relative to the prior year. The division operating margin was impacted by the increased revenue mix from our recently acquired company-owned operations, including Century Fire. GAAP Operating Earnings were $41.2 million, versus $35.1 million a year ago.

Corporate costs, as presented in Adjusted EBITDA, were $10.1 million for the full year, relative to $8.8 million in the prior year. On a GAAP basis, corporate costs were $13.2 million, relative to $11.9 million a year ago.

Stock Repurchases
During the year, the Company repurchased 230,000 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid (“NCIB”) at an average price of $41.37 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,870,000 Subordinate Voting Shares under its NCIB, which expires on August 23, 2017.

Conference Call & Presentation
FirstService will be holding a conference call on Friday, February 10, 2017 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full year. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2016	2015	2016	2015

Net earnings	$11,716	$7,907	$54,243	$38,198
Income tax	4,848	4,096	27,387	23,412
Other expense (income)	(60)	(49)	(232)	60
Interest expense, net	2,413	2,033	9,152	9,077
Operating earnings	18,917	13,987	90,550	70,747
Depreciation and amortization	11,013	7,872	36,969	28,984
Acquisition-related items	209	(61)	61	408
Stock-based compensation expense	521	530	2,744	2,159
Spin-off transaction costs	-	-	-	740
Adjusted EBITDA	$30,660	$22,328	$130,324	$103,038

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2016	2015	2016	2015

Net earnings	$11,716	$7,907	$54,243	$38,198
Non-controlling interest share of earnings	(59)	274	(5,238)	(4,560)
Acquisition-related items	209	(61)	61	408
Amortization of intangible assets	4,495	2,873	14,195	10,148
Stock-based compensation expense	521	530	2,744	2,159
Spin-off transaction costs	-	-	-	740
Spin-off tax charge	-	-	-	1,646
Income tax on adjustments	(1,980)	(1,334)	(6,638)	(4,962)
Non-controlling interest on adjustments	(105)	(52)	(278)	(185)
Adjusted net earnings	$14,797	$10,137	$59,089	$43,592

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2016	2015	2016	2015

Diluted net earnings (loss) per share	$0.19	$0.09	$0.92	$0.59
Non-controlling interest redemption increment	0.13	0.13	0.42	0.33
Acquisition-related items	0.01	-	-	0.01
Amortization of intangible assets, net of tax	0.07	0.05	0.23	0.16
Stock-based compensation expense, net of tax	0.01	0.01	0.05	0.04
Spin-off transaction costs, net of tax	-	-	-	0.02
Spin-off tax charge	-	-	-	0.05
Adjusted earnings per share	$0.41	$0.28	$1.62	$1.20

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2016	2015	2016	2015

Revenues	$381,116	$316,112	$1,482,889	$1,264,077

Cost of revenues	268,758	221,466	1,050,087	883,963
Selling, general and administrative expenses	82,219	72,848	305,222	279,235
Depreciation	6,518	4,999	22,774	18,836
Amortization of intangible assets	4,495	2,873	14,195	10,148
Acquisition-related items (1)	209	(61)	61	408
Spin-off transaction costs	-	-	-	740
Operating earnings	18,917	13,987	90,550	70,747
Interest expense, net	2,413	2,033	9,152	9,077
Other expense (income)	(60)	(49)	(232)	60
Earnings before income tax	16,564	12,003	81,630	61,610
Income tax	4,848	4,096	27,387	23,412
Net earnings	11,716	7,907	54,243	38,198
Non-controlling interest share of earnings	59	(274)	5,238	4,560
Non-controlling interest redemption increment	4,874	4,917	15,408	12,243
Net earnings (loss) attributable to Company	$6,783	$3,264	$33,597	$21,395

Net earnings (loss) per common share

Basic	$0.19	$0.09	$0.93	$0.59
Diluted	0.19	0.09	0.92	0.59

Adjusted earnings per share (2)	$0.41	$0.28	$1.62	$1.20

Weighted average common shares (thousands)
Basic	35,904	36,064	35,966	36,013
Diluted	36,305	36,513	36,366	36,425

(1)     Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)     See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2016	December 31, 2015

Assets
Cash and cash equivalents	$43,384	$45,560
Restricted cash	13,450	3,769
Accounts receivable	164,074	114,521
Other current assets	58,146	47,532
Deferred income tax	24,738	18,840
Current assets	303,792	230,222
Other non-current assets	5,115	6,009
Deferred income tax	1,693	6,553
Fixed assets	73,083	57,575
Goodwill and intangible assets	387,281	300,124
Total assets	$770,964	$600,483

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$142,966	$102,043
Other current liabilities	38,813	24,015
Long-term debt - current	1,043	4,041
Current liabilities	182,822	130,099
Long-term debt - non-current	249,866	197,158
Other liabilities	23,729	14,670
Deferred income tax	31,167	13,971
Redeemable non-controlling interests	102,352	77,559
Shareholders' equity	181,028	167,026
Total liabilities and equity	$770,964	$600,483

Supplemental balance sheet information
Total debt	$250,909	$201,199
Total debt, net of cash	207,525	155,639

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2016	2015	2016	2015

Cash provided by (used in)

Operating activities
Net earnings	$11,716	$7,907	$54,243	$38,198
Items not affecting cash:
Depreciation and amortization	11,014	7,871	36,969	28,984
Deferred income tax	(2,075)	777	1,304	(3,535)
Other	152	(7,552)	737	(8,717)
	20,807	9,003	93,253	54,930

Changes in operating assets and liabilities	(802)	2,199	15,752	32,160
Net cash provided by operating activities	20,005	11,202	109,005	87,090

Investing activities
Acquisition of businesses, net of cash acquired	(10,418)	(338)	(90,852)	(12,340)
Purchases of fixed assets	(9,043)	(5,403)	(29,122)	(19,694)
Other investing activities	(765)	2,491	(10,869)	(244)
Net cash used in investing activities	(20,226)	(3,250)	(130,843)	(32,278)

Financing activities
Increase (decrease) in long-term debt, net	7,167	2,598	49,385	(38,162)
Net contributions (distributions) from/to Old FSV	-	-	-	1,995
Purchases of non-controlling interests, net	(1,098)	(402)	(1,057)	(17,817)
Dividends paid to common shareholders	(3,958)	(3,599)	(15,471)	(7,196)
Repurchases of subordinate voting shares	(8,166)	(19,467)	(9,515)	(19,467)
Distributions paid to non-controlling interests	(741)	(903)	(4,985)	(3,602)
Other financing activities	1,234	10,448	1,143	9,112
Net cash used in financing activities	(5,562)	(11,325)	19,500	(75,137)

Effect of exchange rate changes on cash	(13)	(673)	162	(905)

Decrease in cash and cash equivalents	(5,796)	(4,046)	(2,176)	(21,230)

Cash and cash equivalents, beginning of period	49,180	49,606	45,560	66,790

Cash and cash equivalents, end of period	$43,384	$45,560	$43,384	$45,560

Segmented Results
(in thousands of US$)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2016
Revenues	$274,436	$106,680	$-	$381,116
Adjusted EBITDA	17,203	16,086	(2,629)	30,660
Operating earnings	11,566	10,507	(3,156)	18,917

2015
Revenues	$250,972	$65,140	$-	$316,112
Adjusted EBITDA	13,712	11,304	(2,688)	22,328
Operating earnings	8,896	9,182	(4,091)	13,987

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2016
Revenues	$1,112,820	$370,069	$-	$1,482,889
Adjusted EBITDA	84,189	56,283	(10,148)	130,324
Operating earnings	62,539	41,173	(13,162)	90,550

2015
Revenues	$1,017,506	$246,571	$-	$1,264,077
Adjusted EBITDA	68,853	42,961	(8,776)	103,038
Operating earnings	47,550	35,079	(11,882)	70,747

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500